JACKSON
                                                 NATIONAL LIFE INSURANCE COMPANY
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Legal Department
Memorandum
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1 CORPORATE WAY, LANSING, MI 48951           P.O. BOX 24068 (48909-4068)
PHONE (517) 367-3835  FAX (517) 706-5517


DATE:             June 24, 2009

TO:               Ellen J. Sazzman
                  SENIOR COUNSEL
                  U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:             Anthony L. Dowling
                  ASSOCIATE GENERAL COUNSEL

RE:               Exemptive Relief Application
                  Jackson National Separate Account - I (Rewards)
                  Application No. 812-13584
                  File No. 333-155675

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This  memorandum and the materials  supplied are in response to the comments you provided telephonically on June 1, 2009, for the above referenced filing.

In the interest of convenience for the staff of the Securities and Exchange Commission (the "Commission" and the "Commission Staff", as appropriate), this memorandum quotes our understanding of each of your oral comments, followed respectively by narrative responses (in bold), including references to the corresponding pages of the exemptive relief application provided electronically and in hard copy. Please provide us guidance if we misinterpreted the substance of your comments.

1.   CONTRACT ENHANCEMENT RECAPTURE CHARGE (P. 15)

     Please further clarify the definition of Completed Year within footnote number 8, I.E., provide an example of premium payment made off-anniversary.

     RESPONSE: THE REQUESTED REVISION HAS BEEN MADE, AS REFLECTED IN THE FOLLOWING EXCERPT.


     (8) A "Completed Year" is the succeeding twelve months from the date on which Jackson National receives a premium payment. Completed Years specify the years from the date of receipt of the premium and does not refer to Contract Years. If the premium receipt date is on the issue date of the Contract then Completed Year 0-1 does not include the first Contract Anniversary. The first Contract Anniversary begins Completed Year 1-2 and each successive Completed Year begins with the Contract Anniversary of the preceding Contract Year. If the premium receipt date is other than the issue date or a subsequent Contract Anniversary, there is no correlation of the Contract Anniversary date and Completed Years. For example, if the issue date is January 15, 2010 and a premium payment is received on February 28, 2010 then, although the first Contract Anniversary is January 15, 2011, the end of Completed Year 0-1 for that premium payment would be February 27, 2011 and February 28, 2011 begins Completed Year 1-2.


2.   ANALYSIS IN SUPPORT OF REQUEST FOR EXEMPTION (P. 21)

     Please explain why the citations of precedent in footnote 17 (see the excerpt immediately below) are applicable, when does the recapture occur, and why is it similar to what we are doing in our product.

     The Commission has previously granted similar exemptive relief to permit the issuance of variable annuity contracts providing for the recapture of "bonus" or contract enhancement amounts which, when aggregated with applicable withdrawal charges,

Ms. Ellen Sazzman
June 24, 2009
Page 2 of 3

     reach  the  levels  described  herein  upon  free-look   periods,   partial
     withdrawals and surrenders. [17]

     [17] See e.g., Prudential Annuities Life Assurance Corporation, et al., Investment Company Act Release Nos. 28354 (August 8, 2008) (Notice) and 28373 (Sept. 3, 2008) (Order); Pruco Life Insurance Company, et al., Investment Company Release Nos. 28180 (Mar. 4, 2008) and 28231 (Apr. 1,
     2008) (Order); Minnesota Life Insurance Company, et al., Investment Company Act Release Nos. 27960 (Aug. 30, 2007) (Notice) and 27979 (Sept. 25, 2007);
     Merrill Lynch Life Insurance Company, et al., Investment Company Act Release Nos. 27468 (Aug. 28, 2006)(Notice) and 27498 (Sept. 26, 2006)
     (Order);  and The Penn Mutual Life Insurance  Company,  et al.,  Investment
     Company Act Rel.  Nos.  24685 (Oct 11, 2000)  (Notice)  and 24731 (Nov.  7,
     2000) (Order).

     RESPONSE: FOLLOWING AS SUPPLEMENTARY INFORMATION FOR THE CONVENIENCE OF THE COMMISSION STAFF ARE EXPLANATIONS THAT YOU REQUESTED AS TO WHY THE CITATIONS OF PRECEDENT IN FOOTNOTE 17 ARE APPLICABLE, WHEN DID/DOES THE RECAPTURE OCCUR, WHY IS IT SIMILAR TO WHAT WE ARE DOING IN OUR PRODUCT/REQUESTING IN OUR APPLICATION.

     o PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION, ET AL., INVESTMENT COMPANY ACT RELEASE NOS. 28354 (AUGUST 8, 2008) (NOTICE) AND 28373 (SEPT. 3, 2008).

          GRANTS RELIEF UPON RECAPTURE OF THE FULL CREDIT ENHANCEMENT OF 8% DURING THE FREE LOOK PERIOD; JACKSON'S IS 6%;

          THE CREDIT ENHANCEMENTS AND RELATED RECAPTURE CHARGES ARE BASED ON THE AMOUNT OF CUMULATIVE PURCHASE PAYMENTS;

          THE CREDIT ENHANCEMENT AND RECAPTURE IS 8% DURING THE FREE LOOK; JACKSON'S IS 6%.

     o PRUCO LIFE INSURANCE COMPANY, ET AL., INVESTMENT COMPANY RELEASE NOS. 28180 (MAR. 4, 2008) AND 28231 (APR. 1, 2008) (ORDER).

          GRANTS RELIEF FOR RECAPTURE OF THE FULL CREDIT ENHANCEMENT OF 6% DURING THE FREE LOOK PERIOD, AS DOES JACKSON'S.

     o MINNESOTA LIFE INSURANCE COMPANY, ET AL., INVESTMENT COMPANY ACT RELEASE NOS. 27960 (AUG. 30, 2007) (NOTICE) AND 27979 (SEPT. 25,
          2007).

          AS DISCUSSED IN DETAIL IN OUR PRIOR SUBMISSION DATED FEBRUARY 9, 2009, CONSISTENT WITH THE SEC STAFF'S DETERMINATION AS TO WHAT AMOUNT OF AGGREGATE RECAPTURE AND CONTINGENT DEFERRED SALES CHARGES (CDSC) UPON A FREE LOOK, PARTIAL WITHDRAWAL, ANNUITIZATION OR SURRENDER OF A VARIABLE ANNUITY CONTRACT ARE CONSISTENT WITH THE REDEEMABILITY REQUIREMENTS OF THE INVESTMENT COMPANY ACT OF 1940, THE TOTAL RECAPTURE AND CDSC FOR WHICH THIS RELIEF WAS GRANTED TO MINNESOTA LIFE ARE EITHER GREATER THAN OR EQUAL TO JACKSON'S AGGREGATE CHARGES IN ALL NINE YEARS. THUS, JACKSON'S REQUEST COMES WITHIN THE RANGE THAT THE SEC HAS PERMITTED.

     o MERRILL LYNCH LIFE INSURANCE COMPANY, ET AL., INVESTMENT COMPANY ACT RELEASE NOS. 27468 (AUG. 28, 2006)(NOTICE) AND 27498 (SEPT. 26, 2006)
          (ORDER)

          GRANTS RELIEF FOR RECAPTURE OF THE FULL CREDIT ENHANCEMENT OF 7% DURING THE FREE LOOK PERIOD, AS DOES JACKSON'S WITH REGARD TO ITS MAXIMUM OF 6%;

Ms. Ellen Sazzman
Jnue 24, 2009
Page 3 of 3

          THE RECAPTURE AND CDSC IN YEAR ONE FOR WHICH THIS RELIEF WAS GRANTED TO MERRILL RANGES UP TO 15% VERSUS JACKSON'S 13.5%.

     o THE PENN MUTUAL LIFE INSURANCE COMPANY, ET AL., INVESTMENT COMPANY ACT REL. NOS. 24685 (OCT 11, 2000) (NOTICE) AND 24731 (NOV. 7, 2000)
          (ORDER).

          GRANTS RELIEF FOR RECAPTURE OF THE FULL CREDIT ENHANCEMENT OF 7% DURING THE FREE LOOK PERIOD, AS DOES JACKSON'S WITH REGARD TO ITS MAXIMUM OF 6%;

          THE RECAPTURE AND CDSC IN YEAR ONE FOR WHICH THIS RELIEF WAS GRANTED TO PENN MUTUAL IS 14% VERSUS JACKSON'S 13.5%.


3.   CONTRACT ENHANCEMENT RECAPTURE CHARGE PROSPECTUS EXAMPLES - APPENDIX B

     Please enhance the examples by adding dollar signs, dates, and the contract value amount after withdrawal, where applicable.

     RESPONSE: THE REQUESTED ENHANCEMENTS HAVE BEEN MADE.

     Jackson   National  will  recapture  all  or  a  portion  of  any  Contract
Enhancements by imposing a recapture charge whenever an owner:

     o makes a total withdrawal within the recapture charge period (nine years after a premium payment) or a partial withdrawal of corresponding premiums within the recapture charge period in excess of those permitted under the Contracts' free withdrawal provision(7) unless the withdrawal is made for certain health-related emergencies specified in the Contracts;

     o elects to receive payments under an income payment option (see the descriptions of these income payment options under "Income Payments" beginning on page 12 of this Application) within the recapture charge period; or

     o    returns the Contract during the free-look period.

     The amount of the recapture charge varies, depending upon when the charge is imposed, as follows:

CONTRACT ENHANCEMENT RECAPTURE CHARGE (AS A PERCENTAGE OF PREMIUM PAYMENTS)

  Completed Years Since                        0-1       1-2       2-3       3-4        4-5      5-6      6-7    7-8     8-9     9+
  Receipt of Premium(8)
  Recapture Charge                              6%     5.50%     4.50%        4%      3.50%       3%       2%     1%    .50%     0%

     The above specified recapture charge percentages apply in all circumstances, whether the Contract Enhancement is 6% at the time of the premium payment, or includes the additional 2%. Therefore, the recapture charge percentage is not higher for premium payments that receive the 8% Contract Enhancement than those that receive the 6% Contract Enhancement.

     For example, if the initial premium is $50,000 and the Contract Enhancement credited to the contract value is 6% of $50,000 (.06*$50,000 = $3,000), the Recapture Charge applied when the initial premium is withdrawn after the free-look period but within the first Completed Year is 6% of $50,000 (.06*$50,000 = $3,000). If the initial premium is $100,000 and the Contract Enhancement credited to the contract value is 8% of $100,000 (.08*$100,000 = $8,000), the Recapture Charge applied when the initial premium is withdrawn is 6% of $100,000 (.06*$100,000 = $6,000).

     The recapture charge percentage will be applied to the corresponding premium reflected in the amount withdrawn or the amount applied to income payments that remain subject to a recapture


(7) During the accumulation phase, owners can make withdrawals without the imposition of a withdrawal charge as described below in connection with the description of the Contracts' withdrawal charges.

(8) A "Completed Year" is the succeeding twelve months from the date on which Jackson National receives a premium payment. Completed Years specify the years from the date of receipt of the premium and does not refer to Contract Years. If the premium receipt date is on the issue date of the Contract then Completed Year 0-1 does not include the first Contract Anniversary. The first Contract Anniversary begins Completed Year 1-2 and each successive Completed Year begins with the Contract Anniversary of the preceding Contract Year. If the premium receipt date is other than the issue date or a subsequent Contract Anniversary, there is no correlation of the Contract Anniversary date and Completed Years. For example, if the issue date is January 15, 2010 and a premium payment is received on February 28, 2010 then, although the first Contract Anniversary is January 15, 2011, the end of Completed Year 0-1 for that premium payment would be February 27, 2011 and February 28, 2011 begins Completed Year 1-2.

                                    EXHIBIT C

                       EXAMPLES OF RECAPTURE CALCULATIONS

Example 1 illustrates the application of the Contract Enhancement for a Contract with a single premium payment and the application of withdrawal charges and recapture charges upon a partial withdrawal when earnings exceed 10% of remaining premium (and, therefore, there is no free withdrawal). The withdrawal charges and recapture charges are applied only to the withdrawal in excess of earnings.

Example 2 illustrates the application of the Contract Enhancement for a Contract with multiple premium payments when the second premium causes the adjusted premium to exceed $100,000 and the application of the withdrawal charges and recapture charges upon a partial withdrawal when there are no earnings. The withdrawal charges and recapture charges are applied only to the withdrawal in excess of earnings and the free withdrawal, first to the premium with the lowest withdrawal charges and recapture charges and last to the premium with the highest withdrawal charges and recapture charges.

Example 3 illustrates the application of the Contract Enhancement to a Contract with a single premium payment and the application of recapture charges when a contract is annuitized and the corresponding Income Date is within the recapture charge schedule.


EXAMPLE 1

       10/1/2008
     $100,000.00 : Premium


           8.00% : Contract Enhancement Percentage

       $8,000.00 : Contract Enhancement (Premium ($100,000) multiplied by the Contract Enhancement Percentage (8.00%))
           5.50% : Withdrawal Charge Percentage for Completed Year 3-4 (WC%)
           4.00% : Recapture Charge Percentage for Completed Year 3-4 (RC%)
           5.50% : Hypothetical Net Return


AT END OF YEAR 4

       9/30/2012
     $133,793.06 : Contract Value at end of Year 4
     $100,000.00 : Net Withdrawal requested

      $25,793.06 : Earnings (Contract Value ($133,793.06) less Premium ($100,000) less Contract Enhancement ($8,000))
      $81,996.62 : Total Premium withdrawn is computed as the difference between the Net Withdrawal requested ($100,000), minus Earnings ($25,793.06) that are presumed to be withdrawn first and without charges, plus the
                   Withdrawal Charge ($4,509.81) and Recapture Charge ($3,279.87) that is imposed on the withdrawal of premium


     $100,000.00 : Net Withdrawal
       $4,509.81 : Withdrawal Charge: $81,996.62 multiplied by WC% (5.50%)
       $3,279.87 : Recapture Charge: $81,996.62 multiplied by RC% (4.00%)
        --------
     $107,789.68 : Total Withdrawal (total amount deducted from the Contract Value)

      $26,003.38 : Contract Value after Total Withdrawal ($133,793.06 less $107,789.68)
       ---------


                                                        C-1




JNL EXAMPLE 2
       10/1/2008

      $50,000.00 : Premium 1

      $50,000.00 : Adjusted Premium (equal to Premium 1)
           6.00% : Contract Enhancement Percentage

       $3,000.00 : Contract Enhancement (Premium ($50,000) multiplied by the Contract Enhancement Percentage (6.00%))
           6.00% : Withdrawal Charge Percentage for Completed Year 2-3 (WC%1)
           4.50% : Recapture Charge Percentage for Completed Year 2-3 (RC%1)


       12/1/2008

      $75,000.00 : Premium 2
     $125,000.00 : Adjusted Premium (Premium 1 plus Premium 2)(exceeds $100,000 so a retroactive 2% Contract Enhancement is applicable to the prior $50,000 Premium)

           8.00% : Contract Enhancement Percentage

       $7,000.00 : Contract Enhancement including retroactive 2% for Premium that previously received a 6% Contract
                   Enhancement [(Premium 2 ($75,000) multiplied by 8% = $6,000) plus (Premium 1 ($50,000) multiplied by 2% =
                   $1,000)]
           7.00% : Withdrawal Charge Percentage for Completed Year 1-2 (WC%2)
           5.50% : Recapture Charge Percentage for Completed Year 1-2 (RC%2)
           0.00% : Hypothetical Net Return


       11/1/2010

     $135,000.00 : Contract Value
      $75,000.00 : Net Withdrawal Requested

            0.00 : Earnings (Contract Value ($135,000) less Premiums ($125,000) less Contract Enhancements ($10,000))
      $12,500.00 : Amount available for withdrawal under the  free withdrawal provision [(Premium ($125,000) multiplied by
                   10%) less Earnings ($0.00)]
      $50,000.00 : Total Premium 1 withdrawn is computed as the difference between the Net Withdrawal requested ($75,000), minus Earnings ($0.00) that are presumed to be withdrawn first and without charges, minus the free withdrawal ($12,500), plus the Withdrawal Charge from Premium 1 ($3,000.00) and Recapture Charge from
                   Premium 1 ($2,250.00) that is imposed on the withdrawal of premium.  (The computed total premium withdrawn is capped at the amount of the premium, which is $50,000 in this example.)
      $44,750.00 : Premium 1 withdrawn not including Withdrawal Charge and Recapture Charge (Total Premium 1 withdrawn
                   ($50,000) less the Withdrawal Charge from Premium 1($3,000) less the Recapture Charge from Premium 1
                   ($2,250))
      $20,285.71 : Total Premium 2 withdrawn is computed as the difference between the Net Withdrawal requested ($75,000), minus Earnings ($0.00) that are presumed to be withdrawn first and without charges, minus the free withdrawal ($12,500), minus Premium 1 withdrawn not including Withdrawal Charge and Recapture Charge
                   ($44,750), plus the Withdrawal Charge from Premium 2 ($1,420.00) and the Recapture Charge from Premium 2
                   ($1,115.71) that is imposed on the withdrawal of premium


      $75,000.00 : Net Withdrawal
       $3,000.00 : Withdrawal Charge from Premium 1: $50,000 multiplied by RC%2 (6.00%)


                                      C-2





       $2,250.00 : Recapture Charge from Premium 1: $50,000 multiplied by RC%2 (4.50%)
       $1,420.00 : Withdrawal Charge from Premium 2: $20,285.71 multiplied by RC%2 (7.00%)
       $1,115.71 : Recapture Charge from Premium 2: $20,285.71 multiplied by RC%2 (5.50%)
        --------
      $82,785.71 : Total Withdrawal (total amount deducted from the Contract Value)


      $52,214.29 : Contract Value after Total Withdrawal ($135,000.00 less $82,785.71)


EXAMPLE 3
       10/1/2008
     $100,000.00 : Premium
     $100,000.00 : Adjusted Premium (equal to Premium)
           8.00% : Contract Enhancement Percentage
       $8,000.00 : Contract Enhancement (Premium ($100,000) multiplied by the Contract Enhancement Percentage (8.00%))
           4.00% : Recapture Charge Percentage for Completed Year 3-4 (RC%)
           5.50% : Hypothetical Net Return

AT END OF YEAR 4
       9/30/2012
     $133,793.06 : Contract Value at end of Year 4
                 : Recapture Charge when the Income Date is at the end of Year 4: Premium ($100,000) multiplied by RC%
       $4,000.00   (4.00%)
     $129,793.06 : Contract Value to be annuitized (Contract Value less Recapture Charge on the Income Date)



                                       C-3